March 19, 2020

Jared Isaacman
Chief Executive Officer
Shift4 Payments, Inc.
2202 N. Irving Street
Allentown, PA 18109

       Re: Shift4 Payments, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted March 6, 2020
           CIK No. 0001794669

Dear Mr. Isaacman:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted March 6, 2020

The Offering, page 12

1. We note your amended disclosure that your amended and restated certificate of incorporation requires you to maintain a one-to-one ratio between the number of shares of
       Class A common stock issued by you and the number of LLC Interests owned by you,
       "except as otherwise determined by us." Please clarify the circumstances under which you would determine to change this one-to-one ratio, and whether you have the sole discretion to do so.
Capitalization, page 62

2.     Please revise to remove cash from your calculation of total capitalization.
 Jared Isaacman
Shift4 Payments, Inc.
March 19, 2020
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
81

3. We note your disclosure on page 23 that "in December 2019, a novel strain of coronavirus
         (COVID-19) was reported to have surfaced in Wuhan, China. The extent to which
         COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others." Considering that COVID-19 has since spread to other countries, including the United States, revise your disclosure to explain how the spread of the virus could impact your results, even if it continues to be uncertain as to the extent of any impact. As more time goes by, please disclose any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations related to COVID-
         19. See Item 303(a)(3)(ii) of Regulation S-K.
Comparison of results for the years 2018 and 2019, page 81

4. We note the inclusion of a non-GAAP financial measure, Net Revenue, in the tabular disclosure which appears to be a full income statement. In addition, you discuss the results of operations on a net revenue basis without addressing the results on a gross,
         GAAP revenue basis. The current presentation appears to place undue prominence and create the impression that the non-GAAP financial measure represents a comprehensive basis of accounting. Please revise here and on page 83. Refer to Question 102.10 of the
         Non-GAAP Financial Measures Compliance & Disclosure Interpretations and Item
         10(e)(1)(i)(A) of Regulation S-K for guidance.
Critical Accounting Policies
Income Taxes, page 87

5. Based on the changes noted in Tax Receivable Agreement section starting on page 124, it appears the terms of the agreement either are substantially completed or have finalized.
         As such, we reissue comment 11 from our December 23, 2019 letter. Customer Success Stories, page 96

6. We note your response to comment 3. Please amend your filing to disclose the substance of your response, including that "the Company encourages its customers to describe their experience with the Company's services. The Company also from time to time surveys its customers regarding their experiences with the Company. In response to positive feedback
FirstName LastNameJared Isaacman
       received, the Company contacted these customers to request their consent to use their
Comapany NameShift4 Payments,and, in some cases, requested further detail about their positive story in Amendment No. 1 Inc.
March experience." 2
       19, 2020 Page
FirstName LastName
 Jared Isaacman
FirstName LastNameJared Isaacman
Shift4 Payments, Inc.
Comapany2020
March 19, NameShift4 Payments, Inc.
Page 3
March 19, 2020 Page 3
FirstName LastName
Shift4 Payments, LLC and Consolidated Subsidiaries Financial Statements
Note 22. Segments, page F-36

7. Net revenue is a non-GAAP measure. Please tell us why it is appropriate to include a subtotal that represents net revenue in the table that summarizes gross revenue by revenue type. Refer to Item 10(e)(ii)(C) of Regulation S-K.
       You may contact Stephen Kim at (202) 551-3291 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Marc D. Jaffe